SI-BONE, Inc.
471 El Camino Real, Suite 101
Santa Clara, California 95050

April 14, 2023
Via Email and Edgar
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attn: Michael Fay or Brian Cascio, Accounting Branch Chief

RE: SI-BONE, Inc.
Form 10-K For the fiscal year ended December 31, 2022
Filed March 2, 2023
File No. 001-38701

Ladies and Gentlemen:

SI-BONE, Inc. (the “Company”) is hereby responding to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company dated March 31, 2023 regarding its Form 10-K for the Fiscal Year Ended December 31, 2022 filed on March 2, 2023 (the “Comment Letter”). Set forth below are the Staff’s comments (in bold italics) and the Company’s responses thereto following the order in the Comment Letter.

Form 10-K For the fiscal year ended December 31, 2022
Consolidated Financial Statements
Property and Equipment, net, page 88

We note references throughout your filing to instruments used by surgeons to implant your products. Please address the following as it relates to these instruments:

1. Describe to us your full accounting for these instruments including initial recognition, replacement, impairment, etc.;

The Company respectfully acknowledges the Staff’s comment and provides the following information in response:

The Company’s surgical instruments facilitate access to the sacropelvic anatomy and implantation of the Company’s products by the operating surgeon. A standardized selection of individual instruments is combined to create an instrument tray according to the tray’s bill of materials. The Company purchases its instruments from third-party contract manufacturers based on proprietary designs provided by the Company. The Company first records all the costs incurred to bring the individual instruments to the condition and location required for the instruments to operate as intended to the Construction In Progress (“CIP”) account based on the purchase cost from the third-party suppliers. The Company deploys instrument trays to its employed sales representatives or independent sales agents who are contractors and under the direction of the Company (“Sales Representatives”) in order for them to furnish the instruments to the surgeon at the place and time of the surgical procedure. The Company’s general practice is to have its Sales Representative present at customer facilities during surgical procedures to provide verbal technical assistance in the use of the Company’s products and to furnish the instrument trays for the surgeon’s use.

The Company considers the instrument tray to be placed into service upon the first time it is sent to its Sales Representative or in limited circumstances, a customer facility for the attention and control of a Sales

Representative, for prospective use in surgery. When an instrument tray is placed into service, the Company reclassifies the underlying asset from the CIP account to the Machinery and Equipment account within property and equipment and commences depreciation. The Company accounts for the instruments as property and equipment on its balance sheet because it possesses the instruments and generally does not sell them. Additionally, instrument trays can be re-used in multiple surgeries by multiple different customers over several years.

When an instrument tray requires replacement, the Company sends out a replacement instrument tray to the Sales Representative and it is accounted for as a new instrument tray placed into service for the first time.

The Company reviews instrument trays as an asset group for impairment on an annual basis or whenever the condition of the instrument tray indicates that the carrying amount of the asset may not be recoverable. When impairment is identified, the net book value is removed from the consolidated balance sheet and a corresponding loss on the disposal is recognized as a component of the cost of goods sold in the consolidated statements of operations and comprehensive loss.

2. Tell us how you have considered the guidance in ASC 842;

The Company respectfully acknowledges the Staff’s comment and provides the following information in response:

The Company considered the guidance under ASC 842 and determined that the furnishing of the instrument tray to the customer during the period of the surgery creates an embedded operating lease. However, the Company determined that the overall arrangement is accounted for as a revenue contract with the customer under standard ASC 606.

In general, there is no separate contractual agreement with the Company’s customers that creates rights and obligations other than the Purchase Order for the implants consumed in each surgery. The Company receives payment for only the implant used during the surgery and does not receive additional or separate consideration for the use of the instrument tray. The Company has its Sales Representative present at customer facilities during each surgical procedure. However, based on the surgeon’s ability to make decisions about how and when the instrument trays are used during the surgical procedures, the Company assessed the lease classification using the criteria outlined in ASC 842-10-25-2 and ASC 842-10-25-3, and determined

a.Ownership of the instruments does not transfer to the customers.
b.There is no purchase option for the instrument trays.
c.The instrument tray is utilized by the surgeon only during the surgery time which is deemed a de minimis portion of the economic life of the instrument.
d.The instrument trays are distinctly designed by the Company solely for use with the Company’s implants and can be re-used in multiple surgeries by multiple different customers over several years.

Based on the assessment above, the Company determined that the stand-alone lease component would be classified as an operating lease if accounted for separately. However, the Company determined that the non-lease component is qualitatively predominant per ASC 842-10-15-42A because the customer is reasonably expected to ascribe more value to the non-lease component(s) - in this case the implants used during surgery – than to the instrument trays used to facilitate access and implantation of the Company’s products during surgery. As such, the Company elected the practical expedient for lessors described in ASC 842-10-15-42A to not separate the lease and non-lease components. The Company believes this arrangement qualifies for use of the practical expedient because the timing and pattern of transfer for the non-lease component and the associated lease component are the same and the stand-alone lease component(s) would be classified as an operating lease if accounted for separately. Therefore, the overall arrangement is accounted for as a revenue contract with a customer under ASC 606.

3. Describe to us where these instruments are physically located, and how they are physically tracked;

The Company respectfully acknowledges the Staff’s comment and provides the following information in response:

The individual instruments and instrument trays that have yet to be sent to Sales Representatives or customer facilities, or have previously been returned, are maintained in the Company's building in Santa Clara, CA. They are tracked by item and lot numbers and are subject to regular cycle counting. The instrument trays that are sent to the

Sales Representatives or customer facilities have asset tags attached or are laser-marked with an asset number. Each Sales Representative and customer facility is given a unique location identifier in the Company’s ERP system; therefore, if the instrument tray is physically moved from one Sales Representative to another Sales Representative, the Company reflects the move in its ERP system.

4. Tell us the amounts and classifications of the different types of instruments that are recorded on your balance sheets;

The Company respectfully acknowledges the Staff’s comment and provides the following information in response:

Prior to being placed in service, individual instruments are recorded in the CIP account within property and equipment. As of December 31, 2022, this amounted to $5.0 million. After being placed into service, instrument trays are transferred from CIP to Machinery and Equipment within property and equipment. As of December 31, 2022, this amounted to a gross value $12.9 million and net value of $5.8 million.

5. Describe to us any contracts between you and the doctors and hospitals regarding these instruments;

The Company respectfully acknowledges the Staff’s comment and provides the following information in response:

As mentioned in response #2, in general, for the Company’s arrangements with its customers, there is no separate contractual agreement providing for the use of the Company’s instrument trays. The instruments are furnished by the Sales Representative to the facility shortly before the procedure for sterilization and are received back by the Sales Representative shortly after their use and re-sterilization. The customer facility provides the Company with a purchase order for the implants consumed in each completed surgery, and the Company’s general terms of sale include, but are not limited to, (i) the Company’s standard payment terms for the price of the implants, (ii) inclusion of the right to use of the instrument trays with the purchase of the implants, and (iii) limitation of use of the instrument trays to procedures involving the Company’s implants.

On a limited basis, the Company enters into consignment agreements with customer facilities for its instrument trays, pursuant to which the Company consigns the instrument trays and/or implants to the facility for use prospectively in future procedures. The Company maintains title to the instruments, and there is no purchase obligation or any minimum purchase commitments for the customer facility. In addition to the fact that the Company’s instrument trays are physically compatible only with its proprietary implants, the use of instrument trays consigned to a facility is strictly limited to procedures involving the Company’s implants. Instrument trays consigned to facilities are replaced as needed by the Company. As of December 31, 2022, the Company’s consigned instrument trays amounted to $0.3 million which is considered immaterial.

6. Describe to us the circumstances regarding the loss on sale and disposal of property and equipment referred to in your statements of cash flows;

The Company respectfully acknowledges the Staff’s comment and provides the following information in response:

The loss on sale and disposal of property and equipment line item disclosed in the statement of cash flows of $0.15 million reflects the disposal of property and equipment when it is determined to be no longer usable or is lost. This includes the impairment or disposal of instrument trays and individual replacement instruments within an instrument tray. When an impairment or disposal occurs, the net book value is removed from the consolidated balance sheet and a corresponding loss on the disposal is recognized as a component of cost of goods sold in the consolidated statements of operations and comprehensive loss.

7. Revise MD&A in future filings to include insight and analysis regarding your future cash investment in instruments;

The Company acknowledges the Staff’s comment and confirms that is will include insight and analysis regarding the Company’s cash investment in instruments in future filings.

8. In future filings, provide an accounting policy related to these instruments in the notes to your financial statements. Please provide us with your proposed policy.

The Company acknowledges the Staff’s comment and confirms that it will provide an accounting policy related to the instruments in the notes to its financial statements. Specifically, the Company intends to add the underlined sections to its existing property and equipment and revenue paragraphs within the “Summary of Significant Accounting Policies” footnote to further clarify its accounting policies:

Property and Equipment
“Construction in progress includes assets that have not yet been placed into service including the cost of individual components of an instrument tray. Once an instrument tray is placed into service, the Company transfers its carrying value into machinery and equipment and begins depreciating the cost of the instrument tray over its useful life. Leasehold improvements are amortized over the lesser of their useful lives or the life of the lease. Upon the sale or retirement of these assets, the cost and related accumulated depreciation are removed from the consolidated balance sheet and the resulting gain or loss is recognized in the consolidated statement of operations. Maintenance and repairs are charged to operations as incurred.”

Revenue Recognition
“The Company’s revenue is derived from the sale of its products to medical groups and hospitals through its direct sales force and distributors throughout the U.S. and Europe. The Company receives payment for its implants consumed during the surgery and does not receive additional or separate consideration for the use of the instrument tray furnished by the Company for the surgeon’s use. The Company identifies the instrument trays as a lease component and the implants as a non-lease component in its arrangements with its customers. The Company determines that the non-lease component is qualitatively predominant, and as such, elected the practical expedient to not separate the lease and non-lease components. Therefore, the overall arrangement is accounted for under Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”).

“In accordance with ASC 606, the Company recognizes revenue when control is transferred to the customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the goods or services. Under the revenue recognition standard, the Company applies the following five step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied. As it relates to product sales where the Company's sales representative delivers the product at the point of implantation at the hospital or medical facilities, the Company continues to recognize the revenue upon completion of the procedure and authorization by the customer, net of rebates and price discounts. This represents the majority of the Company's consolidated revenue. The Company also generates a small portion of revenue from the sale of products through distributors and to certain hospital or medical facilities where the products are ordered in advance of a procedure. The performance obligation is the delivery of the products and therefore, revenue is recognized upon shipment to the customers, net of rebates and price discounts. The Company accounts for rebates and price discounts as a reduction to revenue, calculated based on the terms agreed to with the customer. Historically, there had been no significant price discounts. Sales prices are specified in either the customer contract or agreed price list, which is executed prior to the transfer of control to the customer. For certain hospitals and medical facilities, the Company has agreements in place consists of either a master services agreement or an agreed price list, which defines the terms and conditions of the arrangement, including the pricing information, payment terms and pertinent aspects of the relationship between the parties. The Company also has agreements in place with its distributors, which include standard terms that do not allow for payment contingent on resale of the product, obtaining financing, or other terms that could impact the distributor’s payment obligation. The Company's standard payment terms are generally net 30 to 90 days.”

Should you have any questions or comments, please do contact me at any time. Thank you for your time in this matter.

Sincerely yours,

/s/ Anshul Maheshwari
Chief Financial Officer
(Principal Financial and Accounting Officer)